Exhibit 99.1

RedCloud Holdings Announces Pricing

of $20 Million Initial Public Offering

LONDON, March 20, 2025 (GLOBE NEWSWIRE) — RedCloud Holdings plc (“RedCloud” or the Company), today announced the pricing of its initial public offering of 4,444,445 of its ordinary shares at a public offering price of $4.50 per share (the “Offering”). RedCloud has granted the underwriters a 30-day option to purchase up to an additional 666,666 ordinary shares from RedCloud to cover over-allotments in connection with the Offering. The gross proceeds of the Offering are expected to be approximately $20 million before deducting underwriting discounts and offering expenses, assuming no exercise of the over-allotment option. The Offering is expected to close on March 24, 2025, subject to the satisfaction of customary closing conditions.

The ordinary shares are expected to begin trading on the Nasdaq Capital Market under the ticker symbol “RCT” on March 21, 2025.

Roth Capital Partners and Clear Street LLC are acting as active joint book-running managers for the Offering. Rosenblatt Securities Inc. is acting as a passive book-running manager. The Benchmark Company, LLC is acting as co-manager.

A registration statement relating to the shares was declared effective by the Securities and Exchange Commission on March 20, 2025. The Offering is being made only by means of a prospectus. When available, copies of the prospectus may be obtained from Roth Capital Partners, LLC at 888 San Clemente Drive, Suite 400, Newport Beach CA 92660, by phone at (800) 678-9147 and from Clear Street LLC, Attn: Syndicate Department, at 150 Greenwich Street, 45th floor, New York, NY 10007, by email at ecm@clearstreet.io. Copies may also be obtained by visiting EDGAR on the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About RedCloud Holdings plc

RedCloud has developed and operates the RedCloud platform (the “Platform”), that facilities the trading of everyday consumer supplies of fast-moving consumer goods (“FMCG”) products across business supply chains. RedCloud believes its Platform solves a decades old problem of how to unlock and enable access to key purchase and sales data between brands, distributors and retailers in high growth consumer markets. Through RedCloud’s Platform, retailers are enabled to use data driven insights backed by artificial intelligence (“AI”) to help make faster and easier business-to-business (“B2B”) purchases and inventory decisions from brands and distributors by breaking down complex purchasing behaviors of large product inventory catalogues. For more information about RedCloud and its Platform, please visit www.redcloudtechnology.com and connect on LinkedIn and Facebook.

Forward-Looking Statements

The information in this press release includes forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance and include statements regarding the expected timing and results of the Offering, expected trading commencement, and closing dates. When used in this press release, words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in RedCloud’s prospectus. RedCloud undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

Contacts

Investor Relations

CORE IR

Louie Toma

(516) 222-2560

Investor.relations@redcloudtechnology.com

Media Relations

CORE IR

Jules Abraham

(917) 885-7378

media@redcloudtechnology.com